000115987

U.S. POST OFFICE
DELAYED

BCE Emergis

November 14, 2001

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549


02002588


RECEIVED
JAN 17 2002
354

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company Press Release dated November 5, 2001;
2. Company News Release dated November 6, 2001;
3. Preliminary Short Form Prospectus; and
4. Company News Release dated November 13, 2001.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

JS/mn
Encl.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3


BCE
Emergis

U.S. POST OFFICE, DELAYED

November 14, 2001


SEC MAIL PROCESSING
RECEIVED
JAN 17 2002
354
WASH. D.C. SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company Press Release dated November 5, 2001;
2. Company News Release dated November 6, 2001;
3. Preliminary Short Form Prospectus; and
4. Company News Release dated November 13, 2001.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/mn
Encl.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3



BCE Emergis

Wednesday, November 14th, 2001

News Room

Press Releases 2001

PPG Adopts BCE Emergis Electronic Invoicing Solution

Montreal, Canada and Pittsburgh, Pennsylvania, November 5, 2001 - PPG Industries, Inc. has signed a multi-year, multi-million dollar agreement with BCE Emergis Inc. (TSE:IFM) for B2B electronic invoice presentment and payment solutions. PPG is one of the first companies in the chemical industry to use web-based invoicing technology, and follows a growing number of other market leaders who are implementing this technology, known as Emergis™ e-Invoicing. Through its 16 strategic business units , PPG generates over 6 million invoice transactions per year in North America, and expects to deliver substantial added value to its customers while generating productivity improvements.

"We are very happy with our decision" said Maurice Peconi, PPG vice president of E-Commerce. "Our relationship with BCE Emergis has developed into an excellent partnership, and we look forward to collaborating together on our shared vision of giving PPG customers the industry's best online order to payment experience."

Terry Ham, President of BCE Emergis- US, shares Peconi's enthusiasm. "Gaining PPG as a customer points to the success of our go-to-market strategy, since we were introduced to PPG through one of our banking partners with whom we have a lead referral agreement. Just as importantly, receiving a commitment of this magnitude from one of the world's leading manufacturers further validates the overall strength of our electronic invoicing solution and order-to-pay strategy."

In addition, in line with its focus on driving adoption, Emergis is working closely with PPG to develop a program to generate interest, educate customers and trading partners and speed transition to this platform.

"In keeping with PPG's conservative practices, we performed exhaustive due diligence on the market, different vendors, and the needs of our target customers," according to Christine Camsuzou, PPG's manager, general credit. "We conducted a competitive pilot with BCE Emergis and another EIPP provider; Emergis provided the best match to our customer requirements and the strongest commitment to rapid adoption. Everyone was impressed by the intuitive nature of the solution as well as Emergis' ability to customize it to meet a wide range of needs."

Pittsburgh-based **PPG**, founded in 1883, is the world's leading maker of transportation coatings, and a major global supplier of packaging and industrial coatings, fabricated glass, continuous-strand fiber glass, and industrial and specialty chemicals. It is a leading North American supplier of decorative and maintenance coatings. With sales in 2000 of US$8.6 billion, it has about 120 manufacturing locations in 23 countries.

BCE Emergis is a premier B2B e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com


BCE
Emergis


RECEIVED
JAN 1 7 2002
354
WASH, D.C.
SECTION

News Release

BCE Emergis Announces Common Share Offering of $250 Million:

- $100 million in shares publicly offered
- $150 million in shares offered to BCE

Montreal, November 6, 2001 — BCE Emergis Inc. (TSE: IFM) announced today a public offering of $250 million of its Common Shares in Canada. BCE Emergis has entered into a bought deal agreement with a syndicate of underwriters led by RBC Capital Markets and CIBC World Markets. BCE Emergis will issue, and the underwriters will purchase, 2.6 million Common Shares at $38.75 per share for an aggregate consideration of $100.75 million. In addition, BCE Emergis has entered into an agreement with BCE Inc. whereby BCE will acquire 3,870,968 Common Shares of BCE Emergis in this public offering at the price of $38.75 per share for a total consideration of $150 million.

The public offering will be qualified by way of a short form prospectus to be filed in each of the Canadian provinces and the closing is expected to take place on or about November 22, 2001.

The net proceeds to be received by BCE Emergis from this public offering will be used to fund ongoing and project capital requirements, research and development and acquisitions; as well, $150 million of the proceeds will be used to repay to BCE, on the closing date of the public offering, the convertible debenture in the principal amount of $150 million issued to BCE on December 31, 2000. This convertible debenture bears interest at the rate of 6.3% per annum and has a maturity date of June 30, 2002.

After giving effect to the public offering, BCE will hold 65.1% of the outstanding Common Shares of BCE Emergis.

The common shares of BCE Emergis have not been and will not be registered under the *US Securities Act of 1933* and may not be offered or sold in the United States in absence of registration or an applicable exemption from the registration requirements of such Act.

BCE Emergis is a premier B2B e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold within the United States or to U.S. persons. See "Plan of Distribution". **Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Secretary of BCE Emergis Inc., at 1155 René-Lévesque Boulevard West, Suite 2200, Montreal, Québec, H3B 4T3, telephone: (514) 868-2200.*

Preliminary Short Form Prospectus


RECEIVED
JAN 17 2002
354



BCE
Emergis

New Issue **November 8, 2001**

BCE EMERGIS INC.

$250,750,000
6,470,968 Common Shares

This offering consists of an offering of 2,600,000 Common Shares of BCE Emergis Inc. ("BCE Emergis" or the "Corporation") to the public and 3,870,968 Common Shares to a wholly-owned subsidiary of BCE Inc. ("BCE").

PRICE: $38.75 per Common Share

The Common Shares are listed and posted for trading on The Toronto Stock Exchange (the "TSE") under the symbol "IFM". The closing price of the Common Shares of BCE Emergis on the TSE on November 5, 2001, the day prior to the announcement of the offering, was $40.05.

	Price	Underwriters' Fee	Net Proceeds to the Corporation(1)
Per Common Share			
— to the public	$38.75	$1.55	$37.20
— to BCE	$38.75	—	$38.75
Total	$250,750,000	$4,030,000	$246,720,000

(1) Before deducting the expenses of the offering estimated at $300,000, which will be paid out of the general corporate funds of BCE Emergis.

RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Raymond James Ltd., Yorkton Securities Inc. and Thomson Kernaghan & Co. Limited (collectively, the "Underwriters"), as principals, conditionally offer to the public 2,600,000 Common Shares, subject to prior sale, if, as and when issued and sold by BCE Emergis and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of BCE Emergis by Stikeman Elliott and on behalf of the Underwriters by Ogilvy Renault.

BCE Emergis has agreed to sell, and BCE, through a wholly-owned subsidiary, has agreed to purchase, an aggregate of 3,870,968 Common Shares from the shares offered hereby. No commission will be paid to the Underwriters in connection therewith. See "Concurrent Purchase by BCE".

Subscriptions for the Common Shares offered to the public by the Underwriters will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares will be available for delivery at the closing of this offering, which is expected to be on or about November 22, 2001, or on such other date as may be agreed upon, but not later than December 19, 2001.

RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. are subsidiaries of Canadian chartered banks which are lenders to BCE Emergis. Consequently, BCE Emergis may be considered a connected issuer of RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. for the purposes of the securities legislation of certain Canadian provinces. See "Use of Proceeds" and "Plan of Distribution".

TABLE OF CONTENTS

All currency amounts used in this short form prospectus are stated in Canadian dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a) the Annual Information Form of BCE Emergis dated May 1, 2001 for the year ended December 31, 2000;

(b) the audited consolidated financial statements of BCE Emergis for the years ended December 31, 2000 and 1999, together with the auditors' report thereon included in the Annual Report of BCE Emergis for the year ended December 31, 2000;

(c) the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Annual Report of BCE Emergis for the year ended December 31, 2000;

(d) the Management Proxy Circular of BCE Emergis, used in connection with the annual meeting of the shareholders of BCE Emergis held on May 15, 2001 (other than the disclosure with respect to the composition of the Human Resources and Corporate Governance Committee of the board of directors of BCE Emergis, the Human Resources and Corporate Governance Committee's report on executive compensation, the Shareholder Return Performance Graph and the Statement of Corporate Governance Practices);

(e) the unaudited interim consolidated financial statements of BCE Emergis for the three-month and nine-month periods ended September 30, 2001 and 2000;

(f) the interim Management's Discussion and Analysis of Financial Condition and Results of Operations for the three-month and nine-month periods ended September 30, 2001; and

(g) the unaudited interim consolidated financial statements of BCE Emergis for the six-month periods ended June 30, 2000 and 1999.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) filed by BCE Emergis with a securities commission or any similar authority in Canada, after the date of this short form prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this short form prospectus.

THE CORPORATION

BCE Emergis is a premier e-commerce services provider, strategically focusing on market leadership in the transaction-intensive e-health and financial services sectors. The Corporation offers technologically advanced Internet-based e-commerce services that electronically enable business processes from orders through to payments. BCE Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies.

BCE Emergis has two principal active subsidiaries: BCE Emergis Corporation ("US Health Corp."), and BCE Emergis Technologies, Inc. ("Emergis Technologies"). US Health Corp. provides medical insurance claims processing and cost containment services. Emergis Technologies provides web-based invoicing and payment solutions. Each of these subsidiaries are wholly-owned subsidiaries of BCE Emergis and governed by the laws of the State of Delaware.

BCE Emergis' registered office and principal place of business is located at 1155 René-Lévesque Boulevard West, Suite 2200, Montreal, Québec, H3B 4T3, (www.emergis.com). The Corporation also leases offices and other facilities in the Montreal, Québec area; the Toronto, Ontario area; Rockville, Maryland; Greensboro, North Carolina, and various other locations in Canada and the United States. The Corporation's Common Shares (stock symbol "IFM") are included in the TSE 100 composite index.

Services

BCE Emergis' solutions allow companies to transact business and exchange information electronically with their business partners and customers. The Corporation's suite of solutions are focused on its "order-to-pay" technologies, that comprise electronic bill and invoice presentment, e-payment functionality, including electronic payment enabling and point of sale credit and debit card processing, and e-procurement. These technologies are centered on capturing transactions such as orders, invoices, statements, shipping documents and e-Health claims that are generated by customers. The Corporation electronically processes these transactions through one or several functions including translation, adjudication, resolution and security, and transmits them to trading partners. Upon reception, these documents are handled electronically and corresponding payments, advices and confirmations are issued and transmitted, completing the business cycle. By connecting the various parties on both sides of the transactions, not only to the Corporation but also to each other, BCE Emergis sits at the center of the electronic community.

Strategic Business Units

BCE Emergis has structured its operations and its reporting units into three strategic business units. The three strategic business units are as follows:

— e-Health Solutions Group;
— BCE Emergis — Canada; and
— BCE Emergis — U.S.A.

The e-Health Solutions Group addresses the North American eHealth market by enabling the processing of claims handled by health insurance companies, workers compensation boards and governmental agencies, and providing other medical cost containment services. BCE Emergis leverages its business relationships within the life and health insurance community, many of whom play significant roles in both Canada and the U.S. The Corporation's solutions are intended to offer clients significant cost savings and efficiencies, as well as the opportunity to re-engineer some of their current business practices.

BCE Emergis — Canada focuses on offering a wide range of e-commerce technology solutions, which are sold primarily through financial institutions, the Bell Canada channel and a direct sales force. BCE Emergis has also established in the last two years leading-edge solutions and marketplaces for bill presentment and for an on-line purchasing exchange and will look to grow these marketplaces through increased penetration to users. During 2000 and 2001, these marketplaces were in their initial phases.

BCE Emergis — U.S.A. focuses on offering specific eBusiness solutions in the U.S. market. Its primary objective is to focus on the financial services market, using financial institutions to distribute its electronic solutions to their customers. This targeted approach involves the offering of leading-edge technology, primarily electronic invoice presentment and electronic procurement solutions which are offered independently or as part of an integrated solution. The Corporation views this unit as a start-up, which will actively seek the numerous opportunities offered by the U.S. market.

CONCURRENT PURCHASE BY BCE

BCE Emergis has agreed to sell, and BCE, through a wholly-owned subsidiary, has agreed to purchase, 3,870,968 Common Shares pursuant to the exercise of its pre-emptive right at the price of $38.75 per share, being the price at which the Common Shares are offered to the public. The Underwriters will not be paid a fee with respect to such sale of Common Shares to BCE's wholly-owned subsidiary. This purchase is conditional upon and will be made concurrently with the purchase by the Underwriters of the 2,600,000 Common Shares being offered to the public. After giving effect to this offering, BCE will hold, directly and indirectly, 65.1% of the outstanding Common Shares of BCE Emergis. The proceeds to BCE Emergis in the amount of $150,000,000 from the sale of these Common Shares to a wholly-owned subsidiary of BCE will be used by BCE Emergis to repay to BCE the principal amount of the $150,000,000 convertible debenture of BCE Emergis issued to BCE on December 31, 2000 (the "BCE Convertible Debenture").

Under an agreement dated July 31, 1998 with Bell Canada, BCE Emergis agreed, from and after August 31, 1998, not to issue any Common Shares or securities convertible into Common Shares (the "Offered Securities") unless the Offered Securities have first been offered to Bell Canada which would have a pre-emptive right to acquire, subject to regulatory approval, the Offered Securities in proportion to its then holding of Common Shares of BCE Emergis, at such price and on such terms as the Offered Securities are to be offered to others. This right of Bell Canada does not apply to any issuance of Common Shares under BCE Emergis' share option plan or pursuant to warrants, options or rights of BCE Emergis outstanding as at August 31, 1998. Bell Canada transferred this pre-emptive right to BCE on May 31, 1999.

RECENT DEVELOPMENT

Multi-Faceted e-Commerce Agreements with Bell Canada

On October 11, 2001, BCE Emergis announced that it had signed a number of key agreements with Bell Canada for the provision of advanced e-Commerce services. Under these agreements, BCE Emergis has extended its business relationship with Bell Canada for another three years and expanded the exclusive reseller agreement with Bell Canada signed in 1999 for business Internet access service to include the BCE Emergis Electronic Business Network, which enables enterprises to connect with its partners and exchange data in a secure IP-based environment. The original agreement was due to terminate on December 31, 2001. BCE Emergis also signed with Bell Canada additional multi-year agreements for the provision of other e-Commerce services. Committed revenues over the term of these agreements will amount to $315.0 million and revenues for 2002 are forecasted at $132.0 million.

SIGNIFICANT ACQUISITION

United Payors & United Providers, Inc.

In March 2000, BCE Emergis acquired US Health Corp. (previously named United Payors & United Providers, Inc.) for $824,321,000 in cash (including transaction and integration costs). US Health Corp. provides claims processing and cost containment services to insurance companies through a network of hospitals, including acute care hospitals, ancillary healthcare providers and physicians throughout the United States. In 2000, over US$3.3 billion of healthcare claims were processed using US Health Corp.'s solutions.

On March 24, 2000, to provide the required financing for the acquisition of US Health Corp., BCE purchased, by way of private placement, 5,517,827 Common Shares at a price per Common Share of $117.80 for a total consideration of $650 million. The Corporation also issued to BCE a convertible debenture in the principal amount of $150 million bearing interest at a rate of 6.84% per annum. The debenture was repaid on December 31, 2000 and the BCE Convertible Debenture was issued to BCE to refinance the first debenture. The BCE Convertible

Debenture is convertible at the holder's option into 1,989,389 Common Shares at a conversion price of $75.40 per Common Share. It bears interest at a rate of 6.3% per annum, and has a maturity date of June 30, 2002.

USE OF PROCEEDS

The estimated net proceeds to be received by BCE Emergis from this Offering are $246,420,000. Of this amount, $96,420,000 will be used to fund on-going and project capital requirements, research and development, and acquisitions of BCE Emergis. The balance of $150,000,000 will be used by BCE Emergis to repay to BCE the principal amount of the BCE Convertible Debenture. The proceeds of this offering will not be used by the Corporation to reduce indebtedness to the Canadian chartered banks of which RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. are subsidiaries. See "Plan of Distribution".

DESCRIPTION OF SHARE CAPITAL

The authorized capital of BCE Emergis consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As at November 6, 2001, 94,811,661 Common Shares and no Preferred Shares are issued and outstanding.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting — Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of BCE Emergis, other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends — The holders of Common Shares are, in the discretion of the directors, entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, and after the payment of any dividends payable on Preferred Shares, any dividends declared and payable by BCE Emergis on the Common Shares.

Dissolution — The holders of Common Shares shall be entitled to share equally in any distribution of the assets of BCE Emergis upon the liquidation, dissolution or winding-up of BCE Emergis or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any issued and outstanding Preferred Shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred Shares are issuable in series and, subject to BCE Emergis' articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The holders of Preferred Shares shall not be entitled to vote at meetings of shareholders otherwise than as provided by law.

CAPITALIZATION

The following unaudited table sets forth BCE Emergis' cash and temporary cash investments, short-term debt, long-term debt and capitalization as at September 30, 2001, on an actual basis and pro forma to give effect to this offering and the repayment of the BCE Convertible Debenture at closing.

This table should be read in conjunction with the audited and unaudited Consolidated Financial Statements incorporated by reference in this Prospectus.

	As at September 30, 2001	
	Actual	Pro Forma
	(unaudited)	(unaudited)
	(In thousands of dollars except share amounts)	
Cash and temporary Cash investments	81.9	178.3[1]
Short-term debt		
Current portion of long-term debt	24.6	24.6
Convertible debenture due to parent	139.5	—[2][5]
	164.1	24.6
Long-term debt	30.8	30.8
Shareholders' equity		
Option on convertible debenture due to parent	21.0	—[3]
Capital stock		
Unlimited number of common shares, 94,780,308 issued, 101,251,276 pro forma	1,349.0	1,595.4[4]
Contributed surplus	25.2	46.2[3]
Deficit	(685.1)	(695.6)[5]
Foreign currency translation adjustment	54.1	54.1
	764.2	1,000.1
Total capitalization	959.1	1,055.5

(1) To reflect the addition of the net proceeds in the amount of $96,420,000, after giving effect to (i) this offering; (ii) the repayment of the BCE Convertible Debenture; and (iii) the estimated fees and costs of this offering.

(2) To reflect the repayment of the BCE Convertible Debenture in the amount of $150 million.

(3) To reflect the amount of the unexercised conversion option on the BCE Convertible Debenture repaid with the proceeds of the issuance and sale of Common Shares to a wholly-owned subsidiary of BCE. (See "Concurrent Purchase by BCE").

(4) To reflect the issuance of 6,470,968 Common Shares in the amount of $250,750,000, less estimated fees and costs of the offering in the amount of $4,330,000.

(5) To reflect the remaining accretion charge on the BCE Convertible Debenture in the amount of $10.5 million.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated November 8, 2001 among RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Raymond James Ltd., Yorkton Securities Inc. and Thomson Kernaghan & Co. Limited (collectively, the "Underwriters") and BCE Emergis, BCE Emergis has agreed to sell and the Underwriters have agreed to purchase on or about November 22, 2001 or on such other date as may be agreed upon, but in any event not later than December 19, 2001 (the "Closing Date"), all but not less than all of 2,600,000 Common Shares offered herein subject to compliance with all necessary legal requirements and to the terms and conditions contained therein at a price of $38.75 per Common Share, for a total consideration of $100,750,000 payable to BCE Emergis against delivery of such Common Shares. In consideration of their services under the Underwriting Agreement, BCE Emergis has agreed to pay to the Underwriters fees in the aggregate amount of $4,030,000 ($1.55 per share). The obligation of the Underwriters to purchase the 2,600,000 Common Shares is conditional, among other things, on the completion of the purchase by a wholly-owned subsidiary of BCE of 3,870,968 Common Shares as described under "Concurrent Purchase by BCE".

RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. are subsidiaries of Canadian chartered banks that are lenders to BCE Emergis. As a result, the Corporation may be considered a connected issuer of such Underwriters within the meaning of applicable securities legislation. BCE Emergis has a line of credit with a Canadian chartered bank for borrowings in a maximum amount of $8,000,000 under which no sums are drawn. BCE Emergis has outstanding indebtedness in the amount of $4,500,000 under a term loan with such same Canadian chartered bank. BCE Emergis has a line of credit with another Canadian chartered bank for borrowings in a maximum amount of $8,000,000 under which no sums are drawn. BCE Emergis has a capital lease facility with such same chartered bank in an amount of up to $30,000,000 under which $24,500,000 is outstanding. BCE Emergis is in compliance with the provisions of the foregoing credit facilities. None of the proceeds from the offering will be used to repay outstanding amounts under these facilities. These banks have not participated in or attempted to influence the negotiations relating to the offering or the determination of the terms and conditions of the offering in any manner whatsoever.

The offering price of the Common Shares was determined by negotiation between BCE Emergis and the Underwriters. These Underwriters will derive no benefit from the offering other than the remuneration described above payable by BCE Emergis.

Pursuant to the Underwriting Agreement, the obligations of the Underwriters are several and not joint and several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. However, the Underwriters are obligated to take up and pay for all of 2,600,000 Common Shares offered hereby if any are purchased under the Underwriting Agreement.

BCE Emergis has agreed in favour of the Underwriters that for a period terminating 90 days from the Closing Date it will not, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Common Shares or securities convertible into Common Shares without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc. on behalf of the Underwriters, except for purposes of employee and director compensation and incentives, to satisfy outstanding instruments or contractual commitments or in payment in whole or in part of the purchase price of any business or assets acquired by BCE Emergis on an arm's length basis.

BCE has agreed in favour of the Underwriters that for a period terminating 90 days from the Closing Date it will not, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Common Shares of BCE Emergis or securities convertible into Common Shares of BCE Emergis without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc. on behalf of the Underwriters, except for transfers of Common Shares of BCE Emergis or such other securities to direct or indirect subsidiaries of BCE.

Pursuant to policy statements of the *Commission des valeurs mobilières du Québec* and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under the prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilisation and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, pursuant to this offering, the Underwriters may over-allot Common Shares or effect transactions intended to stabilise or maintain the market price of the Common Shares at a higher level than that which might otherwise prevail on the open market. Such transactions may be commenced or discontinued at any time during this offering.

The Common Shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), and accordingly may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act. Each Underwriter has agreed that, except in accordance with the terms of such exemptions, it will not offer, sell or deliver Common Shares within the U.S. or any territories or possessions thereof. In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares within the U.S. by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act, if such an offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

RISK FACTORS

The Corporation believes that there are no other risk factors than those factors disclosed in Section 3.15 of Item 3 entitled "Description of the Business" of the Annual Information Form of BCE Emergis dated May 1, 2001 for the year ended December 31, 2000.

LEGAL MATTERS

Certain legal matters in respect of the Common Shares offered herein will be passed upon by Stikeman Elliott on behalf of BCE Emergis and by Ogilvy Renault on behalf of the Underwriters. On November 8, 2001, the partners and associates of Stikeman Elliott and Ogilvy Renault beneficially owned, directly or indirectly, as a group less than 1% of the Common Shares of BCE Emergis.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott, counsel to BCE Emergis, and Ogilvy Reneault, counsel to the Underwriters, based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment policies and goals, without resorting to the so-called "basket" provisions, an investment in the Common Shares will not, at the date of issue, be precluded under the following statutes:

Insurance Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Trust and Loan Companies Act (Canada);
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation;
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company (as defined therein) investing its funds;
Supplemental Pension Plans Act (Québec) for an insured plan as defined therein;
Loan and Trust Corporations Act (Ontario);
Pension Benefits Act (Ontario);
Insurance Act (Alberta);
Employment Pension Plans Act (Alberta);
Loan and Trust Corporations Act (Alberta);
The Insurance Act (Manitoba);
Financial Institutions Act (British Columbia); and
Pension Benefits Standards Act (British Columbia).

In addition, in the opinion of such counsel, the Common Shares will, at the date of closing, also be qualified investments under the *Income Tax Act*(Canada) for trusts governed by a registered retirement savings plan, registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of BCE Emergis are Deloitte & Touche LLP, Chartered Accountants, 1 Place Ville-Marie, suite 3000, Montreal, Québec, H3B 4T9.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Montreal and Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

BCE EMERGIS INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

COMPILATION REPORT

To the Directors of
BCE Emergis Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of earnings of BCE Emergis Inc. for the year ended December 31, 2000 which has been prepared for inclusion in the short form prospectus relating to the sale and issue of Common Shares. In our opinion, the pro forma consolidated statement of earnings of BCE Emergis Inc. has been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Chartered Accountants

Montreal, Québec
November ● , 2001

BCE EMERGIS INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended December 31, 2000
(in thousands of dollars, except loss per share)

	BCE Emergis	UP&UP	Pro Forma Adjustments	Pro Forma
	(audited)	(for the period from Jan. 1, 2000 to March 23, 2000) (unaudited)	(see note 2)	(unaudited)
Revenue	467,972	41,322	—	509,294
Direct costs	111,970	2,878	—	114,848
Gross margin	356,002	38,444	—	394,446
Expenses				
Operations	148,116	15,832	—	163,948
Sales and marketing	53,694	1,818	—	55,512
Research and Development	28,005	—	—	28,005
General and administrative	51,372	3,076	—	54,448
	281,187	20,726	—	301,913
Earnings before under-noted services	74,815	17,718	—	92,533
Depreciation	27,983	888		28,871
Amortization of intangibles	317,755	900	50,974 (a) (900) (c)	368,729
Interest income	(5,588)	—	—	(5,588)
Interest expense	10,814	384	2,361 (b) (265) (d)	13,294
Accretion on convertible debenture due to parent, related to the option	25,236	—	—	25,236
Gain on sale of exited activities, net	(16,169)	—		(16,169)
Merger rationalization charge	—	14,278	—	14,278
Other	—	(741)	—	(741)
Income (loss) before income taxes	(285,216)	2,009	(52,170)	(335,377)
Income taxes				
Current	10,869	4,326	110 (e)	15,305
Future	(16,780)	—	(977) (e)	(17,757)
Net loss	(279,305)	(2,317)	(51,303)	(332,925)
Basic and diluted loss per share ($)	(3.04)			(3.58)
Weighted average number of shares outstanding used in computing the basic and diluted loss per share (in thousands)	91,744		(f)	93,017

See accompanying notes to the unaudited pro forma consolidated statement of earnings.

BCE EMERGIS INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(in thousands of dollars)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated statement of earnings for the year ended December 31, 2000 of BCE Emergis Inc. ("BCE Emergis") has been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Prospectus of BCE Emergis ("Prospectus") prepared in order to qualify the issuance of common shares by BCE Emergis and is based on:

- the audited consolidated financial statements of BCE Emergis for the year ended December 31, 2000 which include the results of United Payors and United Providers, Inc. (" UP&UP") from March 24, 2000;
- additional unaudited financial information of UP&UP for the period from January 1, 2000 to March 23, 2000 converted into Canadian dollars at a rate of exchange of 1.4535, being the average exchange rate for the period.

This consolidated statement of earnings reflects, on a pro forma basis, the acquisition of all of the outstanding shares of UP&UP.

In the opinion of BCE Emergis, this pro forma consolidated statement of earnings contains all material adjustments necessary for a fair presentation applicable to the preparation of pro forma financial statements.

In preparing the pro forma consolidated statement of earnings, no adjustments have been made to give effect to operating synergies that may result from the acquisition or to reflect any transactions after March 24, 2000. As such, the unaudited pro forma consolidated statement of earnings is not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

The pro forma consolidated statement of earnings should be read in conjunction with the audited and unaudited consolidated financial statements of BCE Emergis and UP&UP included elsewhere in the Prospectus.

2. Pro Forma Assumptions and Adjustments

Business combination assumptions

The business combination between BCE Emergis and UP&UP has been accounted for using the purchase method of accounting.

The pro forma consolidated statement of earnings for the year ended December 31, 2000 reflects the business combination of UP&UP as if it had occurred on January 1, 2000.

No pro forma consolidated balance sheet is required for the year ended December 31, 2000, as the business combination is included in BCE Emergis' December 31, 2000 consolidated balance sheet.

Pro forma adjustments

Purchase of UP&UP

(a) Represents the pro forma amortization charge for the period between January 1, 2000 and March 23, 2000 in the amount of $50,974. The remaining amortization charge for the year ended December 31, 2000 is already included in the BCE Emergis consolidated statement of earnings. Goodwill amortization has been calculated based on a three-year amortization period.

(b) Represents the pro forma imputed interest charge in the amount of $2,361 relating to the convertible debenture, which was recorded to reflect the additional interest charge, at a rate of 6.84%, incurred for the period from January 1, 2000 to March 23, 2000, as if the debenture was issued on January 1, 2000.

No additional pro forma accretion on convertible debenture due to parent is required as the full accretion charge was recorded in the BCE Emergis consolidated statement of earnings for the period ended December 31, 2000.

(c) Represents the elimination of the goodwill amortization charge relating to goodwill in the amount of $900 on UP&UP's financial statements that was attributed a nil fair value as a result of the acquisition.

(d) Represents the repayment of the UP&UP notes payable due as result of the acquisition. The consolidated statement of earnings includes a pro forma adjustment reflecting interest savings in the amount of $265.

(e) Represents the tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of 41.39%.

(f) Represents the weighted average number of shares outstanding used in computing the basic and diluted loss per share which includes the shares issued in the UP&UP acquisition, as if they were issued on January 1, 2000.

UNITED PAYORS & UNITED PROVIDERS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
United Payors & United Providers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of United Payors & United Providers, Inc. and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

(Signed) PricewaterhouseCoopers LLP
McLean, Virginia
February 7, 2000

UNITED PAYORS AND UNITED PROVIDERS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 1999	December 31, 1998
ASSETS		
HEALTH CARE SERVICES		
Current assets:		
Cash and cash equivalents	$ 36,774,618	$ 27,510,647
Short-term investments	5,145,070	3,855,195
Accounts receivable, net	17,861,953	12,729,631
Deferred income taxes	1,199,866	707,491
Other current assets	1,555,665	1,109,584
Total current assets	62,537,172	45,912,548
Fixed assets, net	4,384,053	4,301,944
Advances to contracting providers, net	37,337,030	24,414,030
Investment securities	23,575,600	1,811,777
Intangible and other assets, net	46,175,300	39,504,700
Total assets — HEALTH CARE SERVICES	174,009,155	115,944,999
FINANCIAL SERVICES		
Cash and cash equivalents	6,617,677	—
Secondary market funding receivable	1,478,456	—
Investment securities	2,933,163	—
Loans receivable, net	15,883,237	—
Real estate owned, net	912,540	—
Intangible and other assets, net	7,869,873	—
Total assets — FINANCIAL SERVICES	35,694,946	—
Total assets	$209,704,101	$115,944,999
LIABILITIES AND SHAREHOLDERS' EQUITY		
HEALTH CARE SERVICES		
Current liabilities:		
Accounts payable and accrued expenses	$ 11,421,900	$ 11,487,823
Income and other taxes payable	638,426	2,861,841
Notes payable and capital leases, current portion	5,000,000	5,040,951
Total current liabilities	17,060,326	19,390,615
Deferred income taxes	7,100,000	—
Non-current accrued expenses	933,333	1,073,333
Notes payable and capital leases, less current portion	12,500,000	17,022,738
Total liabilities — HEALTH CARE SERVICES	37,593,659	37,486,686
FINANCIAL SERVICES		
Savings and NOW deposits	6,910,207	—
Other time deposits	18,288,798	—
Total deposits	25,199,005	—
Other liabilities	961,689	—
Total liabilities — FINANCIAL SERVICES	26,160,694	—
Total liabilities	63,754,353	37,486,686
Commitments and contingencies		
Shareholders' equity:		
Convertible preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued and outstanding at December 31, 1999 and 1998	—	—
Common stock, $0.01 par value, 35,000,000 shares authorized,19,086,781 and 17,360,454 shares issued at December 31, 1999 and 1998, respectively	190,859	173,605
Additional paid-in capital	65,621,617	37,123,886
Treasury stock, 33,000 and 273,151 shares at December 31, 1999 and 1998, respectively, at cost	(494,440)	(2,634,490)
Accumulated other comprehensive income	10,748,000	—
Retained earnings	70,410,272	44,491,012
Deferred compensation	(526,560)	(695,700)
Total shareholders' equity	145,949,748	78,458,313
Total liabilities and shareholders' equity	$209,704,101	$115,944,999

The accompanying notes are an integral part of these financial statements.

UNITED PAYORS & UNITED PROVIDERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999 and 1998

	1999	1998
HEALTH CARE SERVICES		
Revenue		
Provider network outsourcing	$83,494,019	$57,951,926
Medical management outsourcing	24,283,984	20,497,393
Total revenue	107,778,003	78,449,319
Operating expenses		
Direct contract expenses	51,030,137	33,524,429
General and administrative	10,167,474	8,364,594
Depreciation and amortization	4,357,396	4,028,416
Total operating expenses	65,555,007	45,917,439
Other income		
Realized gain on sale of marketable securities, net	136,234	419,060
Interest income, net of interest expense	423,718	155,966
Other income, net	180,977	154,244
Total other income, net	740,929	729,270
Income before income taxes — HEALTH CARE SERVICES	42,963,925	33,261,150
FINANCIAL SERVICES		
Interest income	685,881	
Interest expense	300,847	
Net interest income	385,034	
Provisions for loan losses	1,805	
Net interest income after provision for loan losses	383,229	
Other income	193,518	
General and administrative expenses	426,203	
Amortization of goodwill	104,209	
Income before income taxes — FINANCIAL SERVICES	46,335	
TOTAL COMPANY		
Income before income taxes	43,010,260	33,261,150
Income tax provision	17,091,000	13,682,000
Net income	$25,919,260	$19,579,150
Net income per share — basic	$ 1.40	$ 1.15
Weighted average shares outstanding — basic	18,491,473	17,064,954
Net income per share — diluted	$ 1.35	1.09
Weighted average shares — diluted	19,252,856	17,981,445

The accompanying notes are an integral part of these financial statements.

UNITED PAYORS & UNITED PROVIDERS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 1999 and 1998

	Common Stock		Paid In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Deferred Compensation	Total
	Shares	Amount						
Balance at December 31, 1997 ..	17,052,729	$173,605	$37,123,886	$(3,029,450)	$ —	$24,911,862	$(883,200)	$ 58,296,703
Acquisition of treasury stock	(16,500)	—	—	(207,574)	—	—	—	(207,574)
Treasury shares reissued under the Employee Stock Purchase Plan	25,574	—	—	370,524	—	—	—	370,524
Treasury shares reissued upon exercise of stock options	24,000	—	—	205,760	—	—	—	205,760
Other treasury shares reissued	1,500	—	—	26,250	—	—	—	26,250
Compensation expense, net	—	—	—	—	—	—	187,500	187,500
Net income	—	—	—	—	—	19,579,150	—	19,579,150
Balance at December 31, 1998 ..	17,087,303	173,605	37,123,886	(2,634,490)	—	44,491,012	(695,700)	78,458,313
Acquisition of treasury stock	(33,000)	—	—	(494,440)	—	—	—	(494,440)
Shares issued under the Employee Stock Purchase Plan	25,969	260	432,835	—	—	—	—	433,095
Shares issued upon exercise of stock options	515,209	2,411	750,456	2,634,490	—	—	—	3,387,357
Tax benefit of stock options exercised	—	—	1,731,471	—	—	—	—	1,731,471
Shares issued in secondary offering....	1,458,300	14,583	25,582,969	—	—	—	—	25,597,552
Compensation expense..	—	—	—	—	—	—	169,140	169,140
Net income	—	—	—	—	—	25,919,260	—	—
Unrealized gain on investment securities, net of income taxes ..	—	—	—	—	10,748,000	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	36,667,260
Balance at December 31, 1999 ..	19,053,781	$190,859	$65,621,617	$ (494,440)	$10,748,000	$70,410,272	$(526,560)	$145,949,748

The accompanying notes are an integral part of these financial statements.

UNITED PAYORS & UNITED PROVIDERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999 and 1998

	1999	1998
Operating activities		
Net income	$25,919,260	$19,579,150
Adjustment to reconcile net income to net cash provided by operations		
Realized gain on sale of marketable securities	(136,234)	(419,060)
Depreciation and amortization	5,136,343	4,412,416
Amortization of premiums and fees	(121,758)	—
Non-cash compensation expense	187,500	187,500
Deferred income taxes	(153,000)	(521,432)
Changes in reserves and allowances	198,805	1,287,646
Origination of loans sold on secondary market, net of costs	(6,066,935)	—
Proceeds from sale of loans on the secondary market	6,966,918	—
Changes in assets and liabilities, net of effects of acquisitions		
Accounts receivable	(5,400,556)	(1,114,948)
Accounts payable and accrued expenses	(393,950)	(759,095)
Current and other assets	(3,987,462)	(674,337)
Income and other taxes payable	(2,223,415)	520,987
Net cash provided by operating activities	19,925,516	22,498,827
Investing activities		
Purchases of fixed assets	(2,039,036)	(1,386,465)
Purchases of marketable securities	(4,268,846)	(5,245,401)
Proceeds from sale of marketable securities	3,845,015	5,650,291
Purchases of short-term investments	(4,534,318)	(3,803,609)
Proceeds from sale of short-term investments	3,804,509	8,329,131
Advances to contracting providers, net	(13,120,000)	(7,564,300)
Payments for acquisitions, net of cash acquired	(6,855,175)	(11,689,432)
Proceeds from sale of other investments	1,222,999	—
Purchases of investment securities	(7,189,094)	—
Increases in loans, net	(255,674)	—
Other, net	—	(1,000,415)
Net cash used in investing activities	(29,389,620)	(16,710,200)
Financing activities		
Proceeds from secondary offering	25,597,552	—
Proceeds from bank borrowings	—	10,000,000
Purchase of treasury stock	(494,440)	(207,574)
Exercise of stock options	3,387,357	—
Tax benefit of exercise of stock options	1,731,471	—
Proceeds from Employee Stock Purchase Plan	433,095	602,534
Repayment of notes payable and lease obligations	(4,563,688)	(3,129,009)
Decrease in deposits, net	(745,595)	—
Net cash provided by financing activities	25,345,752	7,265,951
Increase in cash and cash equivalents	15,881,648	13,054,578
Cash and cash equivalent		
Beginning of the year	27,510,647	14,456,069
End of the year	$43,392,295	$27,510,647
Supplemental disclosures of cash flow information		
Interest paid during the year	$ 1,786,921	$ 1,137,323
Taxes paid during the year	$16,440,323	$14,315,610

The accompanying notes are an integral part of these financial statements.

UNITED PAYORS & UNITED PROVIDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

United Payors & United Providers, Inc. ("UP&UP" or the "Company"), a Delaware corporation, serves as an intermediary between health care payors (e.g., insurance companies) and health care providers (e.g., hospitals) by entering into contractual arrangements designed generally to produce cost savings and other benefits for payors and increased liquidity and improved efficiency in claims submissions for providers. UP&UP derives its revenue from a portion of the price concessions offered by the providers under such contractual arrangements. UP&UP also offers medical management outsourcing services to insurance companies and other payors. In 1999, the Company acquired a federal savings bank "Bank", which derives its revenue from interest and fees on loans.

As a result of the acquisition of the Bank, which follows industry specific financial reporting practices, the Company has presented health care services and financial services separately, with respect to the balance sheets and statements of operations, in the accompanying financial statements.

2. Public Offering

In May 1999, the Company completed a secondary offering of 2,747,300 shares of common stock at $19.00 per share consisting of 1,458,300 shares issued by the Company, 1,250,000 shares sold by Principal Mutual Holding Company and affiliates ("Principal Mutual") and 39,000 shares sold by two other selling shareholders. The issuance of the 1,458,300 shares resulted in net proceeds to the Company of $25.6 million.

3. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include the accounts and operations, after intercompany eliminations, of the Company and its subsidiaries.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Revenue recognition

Health Care Services

The Company recognizes provider network outsourcing revenue, under the accrual method, based on a contracted percentage of the amount of cost savings realized by payor clients which access the Company's contracting provider network. Revenue is recorded in the period in which claims are repriced. For medical management outsouring services, revenue is recorded based on the contractual arrangements. Contracts may reflect a capitated rate, fee for service or hourly rate. Pre-certification revenue is generally based on monthly capitation calculations and is earned during the month for which the services are provided. Case management revenue is generally based on fee for service or hourly rates over the term of the contractual agreements.

Financial Services

Interest on loans is accrued and credited to income using the interest method based on the principal amounts outstanding. Loan fees, net of direct and incremental origination costs, are deferred over the life of the related loans and amortized using the interest method.

Cash equivalents and short-term investments

Health Care Services

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 1999, and 1998 the Company had approximately $33,592,321,and $15,865,387, respectively, of cash and cash equivalents on deposit with commercial banks in excess of insured amounts.

From time to time, the Company invests in various marketable securities. The sales of marketable securities resulted in realized gains of $610,516 and realized losses of $474,282 in 1999; realized gains of $808,919 and realized losses of $389,859 in 1998. Cost was determined using the specific identification method. Short-term investments in 1999 and 1998 consist of $1,471,070, and $1,895,215, respectively, of securities backed by the United States Government; $3,286,776 and $1,632,849, respectively, of other debt securities; and certificates of deposit of $387,224, and $327,131, respectively. These investments are reflected at fair value which approximates the respective amortized cost.

Financial Services

The Company classifies cash and cash equivalents to include amounts due from depository institutions, interest bearing deposits in other banks with original maturities of less than three months and federal funds sold. Any significant credit risk is mitigated by the fact the

majority of the cash and cash equivalents are on deposit at the Federal Reserve and the Federal Home Loan Bank, both agencies of the United States Government.

Investment Securities

The Company carries investment securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 requires institutions to classify and account for debt and equity securities in one of three categories, as follows: 1) debt securities that an institution has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; 2) debt and equity securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount in a component of other comprehensive income, net of the related income tax effect.

Health Care Services

As of December 31, 1999, all investment securities of health care services were classified as available for sale securities.

Financial Services

As of December 31, 1999, all investment securities held by the Bank were classified as held-to-maturity and recorded at amortized cost. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Advances to contracting providers — Health Care Services

The Company enters into contracts directly with providers of medical services ("contracting providers"). The Company's contracts with contracting providers prescribe specific fee concessions on medical services rendered by the contracting providers to patients covered by medical plans of payor clients. In partial consideration for the price concessions furnished by them, contracting hospitals are offered the option by the Company of receiving an advance ("prepayment") of a portion of the estimated annual claims volume that such contracting hospitals have with payor clients. As of December 31, 1999 and 1998 the amount of advances ("prepayments") were $38,213,030, and $25,093,030, respectively. Upon termination of a provider contract by either party, the amount of advances ("prepayments") through the date of termination becomes fully due and payable to the Company. The Company considers deposits with contracting providers recoverable. Allowances of $876,000 and $679,000 have been established for these deposits as of December 31, 1999 and 1998, respectively.

Loans and Allowance for Loan Losses — Financial Services

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and deferred loan fees. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan fees, net of direct and incremental origination costs, are deferred over the life of the related loans and amortized using the effective interest rate method. The allowances for loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the interest in uncollectible.

The Bank has adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of — Income Recognition and Disclosure." The Bank evaluates loans to determine if impairment has occurred. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. At times it is more practical to measure impairment based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded though a valuation allowance.

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under lines of credit and stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Secondary Market Funding Receivable — Financial Services

Secondary Market Funding Receivable consists of residential mortgage loans originated for the secondary market, under previously arranged purchase agreements. As of December 31, 1999, secondary market receivables are carried at the lower of cost or market value.

Real Estate Owned — Financial Services

Real estate owned includes real estate on which the Bank has completed foreclosure proceedings. All foreclosed assets are held for sale. The Bank actively tries to dispose of the real estate held for sale, and expects to dispose of the property as soon as possible.

Foreclosed assets held for sale are carried at the lower of cost or fair value less estimated selling costs. Cost is defined as the fair value of the assets foreclosed at the time of foreclosures, plus costs incurred subsequent to foreclosure, which are required to bring the property to its

most marketable condition. Valuations are periodically performed by management with the adjustment to the carrying value being charged to earnings in the period of the adjustment.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Intangible assets

Health Care Services

Intangible assets represent the cost in excess of net assets of businesses acquired (goodwill). These intangibles are amortized on a straight-line basis over 15 to 20 years. Accumulated amortization at December 31, 1999 and 1998 amounted to approximately $4,944,000 and $4,356,000, respectively. Amortization expense for the years ended December 31, 1999 and 1998 amounted to $2,564,000 and $2,702,000, respectively. The Company annually evaluates the recoverability of intangible assets utilizing qualitative factors. At such time as an impairment in value is identified, the impairment will be quantitatively measured using a discounted cash flow methodology and charged to expense.

Financial Services

Intangible assets represent the cost in excess of net assets of the acquisition of the Bank in 1999. The excess of the total acquisition cost over fair value of net assets acquired of approximately $6,200,000 is being amortized over twenty years on a straight-line basis. Amortization expense for 1999 was $104,000 and accumulated amortization as at December 31, 1999 was $104,000.

Income taxes

Income taxes have been recorded using the liability method. The income tax provision includes federal and state income taxes both currently payable and changes in deferred taxes due to differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net income per common share

Basic net income per share is based on the weighted average number of common stock outstanding during the period. Diluted income per share is based on the weighted average number of common stock and common stock equivalent shares outstanding during the year.

Concentration of payor clients — Health Care Services

A significant portion of the Company's revenue is derived from a small number of payor clients. The inability to replace any such clients with significant new payor clients would have had a material adverse effect on the Company's business. The Company's revenue was concentrated (as a percentage of total revenue) in the following payor clients during 1999 and 1998:

	1999	1998
Payor client A	10%	16%
Payor client B	—	11%
Payor client C	—	10%

At December 31, 1999, payor client A represented 14% of the Company's accounts receivable. At December 31, 1998, payor clients A, B and C represented 16%, 6% and 7%, respectively, of the Company's accounts receivable.

Comprehensive Income

Comprehensive income consists of net income and the appreciation, net of income taxes, of the Company's health care services investment securities, (see Note 16) and is presented in the Consolidated Statement of Shareholders' Equity. There were no other comprehensive income items during the year ended December 31, 1998.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

4. Business Combinations

Effective September 1, 1997, the Company acquired America's Health Plan, Inc. ("AHP") for a purchase price of approximately $19.9 million, consisting of $15.1 million in cash and the assumption of approximately $4.8 million in liabilities. The acquisition has been accounted for as a purchase and accordingly, the results of operations of AHP have been included in the accompanying consolidated statements of operations since the effective date of the acquisition. The acquisition resulted in goodwill of approximately $15.5 million which is being amortized over 20 years. Under the terms of the acquisition agreement, the purchase price of AHP was subject to adjustment

through the year 2000, if AHP revenues exceeded pre-determined targets. In August 1998, the Company and the seller entered into an agreement to set the purchase price of AHP and eliminate the contingent consideration provisions in the original acquisition agreement. Under the terms of the August 1998 agreement, the Company agreed to pay the seller $4.0 million in twelve equal monthly installments commencing November 1, 1998. The $4.0 million has been recorded as additional goodwill and is being amortized over the remaining amortization period of the original goodwill. The unpaid balance, of approximately $3.3 million at December 31, 1998, is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

Effective December 1, 1998, the Company acquired ProAmerica Managed Care, Inc. ("ProAmerica") for a purchase price of approximately $14.3 million, consisting of $11.7 million in cash and the assumption of approximately $2.6 million in liabilities. The acquisition has been accounted for as a purchase and accordingly, the results of operations of ProAmerica have been included in the accompanying consolidated statements of operations since the effective date of the acquisition. The purchase price resulted in goodwill of approximately $12.5 million which is being amortized over 15 years.

Effective August 31, 1999 the Company acquired the Bank for a purchase price of approximately $3.5 million in cash and the assumption of approximately $26.5 million in liabilities based on a preliminary determination of the liabilities assumed. The acquisition has been accounted for as a purchase and accordingly, the results of operations of the Bank have been included in the accompanying consolidated statements of operations since the date of the acquisition. A preliminary allocation of the purchase price resulted in goodwill of $6.2 million which is being amortized over 20 years. The unamortized portion of goodwill at December 31, 1999 is included in financial services intangible and other assets in the accompanying consolidated balance sheet.

In 1999, the Company acquired two preferred provider networks for total cash consideration of $6.5 million. The cost of these networks was allocated to goodwill and is being amortized over 15 years.

The following unaudited pro forma consolidated results of operations for the year ended December 31, 1998 is presented as though ProAmerica had been acquired at the beginning of 1998, after giving effect to purchase accounting adjustments relating to interest, the amortization of goodwill and income taxes.

	1998
	(In thousands, except per share data)
Revenue	$89,054
Net income	$19,735
Net income per share — basic	$ 1.16
Weighted average shares — basic	17,065
Net income per share — diluted	$ 1.10
Weighted average shares — diluted	17,981

The pro forma results of operations for 1999 and 1998 would not have been significantly different from the historical 1999 and the pro forma 1998 results of operations if the Bank and the preferred provider networks acquired in 1999 were included in the pro forma results assuming they were acquired January 1,1999 and 1998, respectively. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the ProAmerica acquisition been consummated as of January 1, 1998, nor are they necessarily indicative of future operating results.

5. Loans Receivable — Financial Services

Mortgage, commercial and residential construction loans are collateralized by the related property, real estate, equipment and receivables, and the loan-to-value ratios generally do not exceed 80% at origination.

As of December 31, 1999, loans receivables consisted of:

Mortgage loans	$14,174,971
Commercial and residential construction	2,063,835
Consumer	419,636
	16,658,442
Less: Allowance for loan losses	(641,483)
Deferred loan fees	(133,722)
	$15,883,237

6. Investments Securities

Health Care Services

As of December 31, 1999 and 1998 investment securities available for sale consisted of:

	1999				1998			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Market equity securities	$5,219,832	$17,900,000	—	$23,119,832	$ 300,000	—	—	$ 300,000
Other equity securities	455,768	—	—	455,768	1,511,777	—	—	1,511,777
	$5,675,600	$17,900,000	—	$23,575,600	$1,811,777	—	—	$1,811,777

Financial Services

As of December 31, 1999, investment securities held to maturity consisted of:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Interest bearing deposits in other banks	$ 492,000	$ —	$ —	$ 492,000
Corporate debt obligations	49,760	—	2,442	47,318
U.S. Government and agency obligations	2,391,403	1,700	26,408	2,366,695
	$2,933,163	$1,700	$28,850	$2,906,013

As of December 31, 1999, $210,000 of U.S. Treasury Bills included above were pledged for the performance of certain contractors related to properties owned by the Bank in Anne Arundel County, Maryland.

As of December 31, 1999, investment securities mature in the following periods:

	Cost	Fair Value
Due in one year or less	$ 699,833	$ 696,367
Due in one-to-five years	2,233,330	2,209,646
	$2,933,163	$2,906,013

7. Fixed Assets — Health Care Services

Fixed assets consist of the following:

	December 31		Depreciable Lives
	1999	1998	
Computer equipment	$4,416,076	$3,062,223	3-5years
Furniture, fixtures, and office equipment	3,244,036	2,796,787	5-7years
Leasehold improvements	1,316,605	1,113,965	5years
Vehicles	62,772	62,772	3years
Total fixed assets	9,039,489	7,035,747	
Accumulated depreciation and amortization	(4,655,436)	(2,733,803)	
Fixed assets, net	$4,384,053	$4,301,944	

Depreciation expense for the years ended December 31, 1999 and 1998 approximated $1,920,000 and $1,326,000, respectively.

8. Real Estate Owned — Financial Services

Real estate owned at December 31, 1999 consists of the following:

Residential properties, at cost	$999,540
Commercial properties, at cost	45,000
Allowance for losses on foreclosed properties	(132,000)
	$912,540

Real estate owned, at cost, at December 31, 1999 includes write downs in the amount of $1,504,589 as a result of recording the properties at fair value at the date of the Bank's acquisition, based on management's intent to dispose of these properties in expedient manner. There was no activity in the allowance for losses on foreclosed properties during the four months ended December 31, 1999.

9. Notes Payable — Health Care Services

In connection with the acquisition of AHP, the Company entered into a loan agreement with a bank for an aggregate amount of $15 million. The loan balance outstanding at December 31, 1999, and 1998 was $9 million, and $12 million, respectively. The loan bears interest at the London Interbank Offered Rate ("LIBOR") plus 1⅛% (approximately 7.5% at December 31, 1999). The principal amount of the loan is paid in equal quarterly installments over a period of five years, commencing March 31, 1998. Interest is payable in arrears on the last business day of each quarter.

In December 1998, the Company utilized the proceeds from a $10 million line of credit with a bank, bearing interest at LIBOR plus 1⅛%, as part of the consideration paid for the acquisition of ProAmerica. In February 1999, the Company entered into a $10 million term loan with the same bank and utilized the proceeds to replenish the amount drawn under the line of credit. The loan balance outstanding at December 31, 1999 was $8.5 million. The term loan bears interest at the rate of LIBOR plus 1⅛% (approximately 7.5% at December 31, 1999). The principal amount of the loan is paid in equal quarterly installments over a period of five years, commencing March 31, 1999. Interest is payable in arrears on the last business day of each quarter.

Both term loans contain restrictive covenants. The most restrictive covenant requires the Company to maintain certain financial ratios above stated levels, restrict the Company from incurring additional debt, in excess of $10 million other than with the bank, and prohibits the Company from paying dividends in excess of 50% of consolidated net income, as defined in the loan agreement.

10. Deposits and Lines of Credit — Financial Services

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was approximately $3,748,900 at December 31, 1999.

At December 31, 1999, the scheduled maturities of CDs are as follows:

2000	$12,457,130
2001	2,831,177
2002	1,372,192
2003	1,268,795
2004 and thereafter	359,504
	$18,288,798

The Bank maintains an available line of credit with the Federal Home Loan Bank of Atlanta (FHLB) of $3,000,000. Under the terms of this line, the Bank has granted the FHLB a blanket lien on all residential mortgages. As of December 31, 1999, there were no advances outstanding under this Agreement.

11. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments were as follows as of December 31, 1999 and 1998:

	1999		1998	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Health Care Services:				
Cash and cash equivalents	$36,774,618	$36,774,618	$27,510,647	$27,510,647
Short-term investments	5,145,070	5,149,370	3,855,195	3,855,195
Investments in securities	23,575,600	23,575,600	1,811,767	1,811,767
Notes payable	17,500,000	17,500,000	22,063,689	22,063,689
Financial Services:				
Cash and cash equivalents	6,617,677	6,617,677		
Secondary market funding receivable	1,478,456	1,478,456		
Short-term investments	2,933,163	2,906,013		
Loans receivable	16,658,442	16,930,079		
Federal Home Loan Bank stock	146,700	146,700		
Deposits	25,199,005	25,374,616		

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed:

Cash and cash equivalents — The carrying amounts of cash and cash equivalents approximate their fair value.

Short-term investments and investment securities — Fair values for short-term investments and investment in securities are based on quoted market prices, or Black-Scholes pricing models where applicable.

Loans receivables — For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Secondary market funding receivable — Carrying amounts of secondary market funding receivables approximate their fair value, due to their pre-sell arrangements.

Deposits — The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and variable-rate certificates of deposit (CDs) approximate their fair values at the reporting date. The fair values of fixed rate certificates of deposit are estimated using cash flow analyses, using interest rates currently being offered.

12. Income Taxes

The provision for income taxes consists of the following:

	1999	1998
Current provision	$17,244,000	$14,203,400
Deferred provision (benefit)	(153,000)	(521,400)
Total provision	$17,091,000	$13,682,000

The provision for income taxes varies from the amount of income tax determined by applying the applicable United States statutory tax rate to pre-tax income as follows:

	1999	1998
United States statutory tax rate	35%	35%
State taxes, net of Federal benefit	5%	6%
Effective tax rate	40%	41%

A summary of the tax effect of the significant components of deferred income tax assets (liabilities) follows:

	1999	1998
Deferred compensation	$ (293,000)	$ 488,000
Depreciation and amortization	578,000	(426,000)
Allowance for doubtful accounts	1,020,000	1,068,000
Unrealized gain on investments	(7,065,000)	—
Other accrued expenses	180,000	202,000
Net deferred tax asset (liability)	$(5,580,000)	$1,332,000

13. Shareholders' Equity

On April 13, 1998, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend payable on May 4, 1998, to shareholders of record on April 24, 1998. The stock split resulted in the issuance of a total of 5,786,818 additional shares of common stock. The par value of the common stock was not changed. Accordingly, the issuance of the additional shares resulted in the transfer of $57,869 from additional paid-in capital to common stock to reflect the aggregate par value of the shares issued. The effect of the stock split has been retroactively reflected in the consolidated balance sheets and the consolidated statements of shareholders' equity for all periods prior to the date of the stock split. All references in the financial statements to number of shares, related prices and per share amounts have also been restated to reflect the stock split.

Stock option and employee stock purchase plans

In October, 1996, the Company adopted the United Payors & United Providers, Inc. Stock Option Plan ("SOP"). Stock options may be granted under the plan as either incentive stock options or non-qualified stock options. The maximum number of shares of the Company's common stock reserved for purchase pursuant to the exercise of options granted under the SOP is 2,325,000 shares. All Company employees, outside directors and consultants are eligible to receive option awards. A Committee of the Board of Directors determines award amounts, exercise prices, terms and vesting periods. The maximum term over which incentive stock options and non-qualified stock options

may be exercised may not exceed 10 years and 12 years, respectively. The following table summarizes information regarding transactions under the SOP:

	1999		1998	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	1,944,000	$ 8.64	1,800,000	$7.90
Granted	403,500	17.72	168,000	16.50
Exercised	(496,000)	(9.83)	(24,000)	(8.58)
Canceled	(94,500)	(8.97)	—	—
Outstanding at December 31,	1,757,000	$10.35	1,944,000	$8.64
Exercisable at December 31,	1,062,625	$10.55	1,185,250	$9.03

The following table summarizes information about stock options outstanding at December 31, 1999:

Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$4.00 — 7.34	770,000	$5.71	7.9 years
7.35 — 9.34	268,125	8.01	8.0 years
9.35 — 12.00	166,875	11.84	8.0 years
12.01 — 20.00	552,000	17.50	4.9 years

Information regarding stock options exercisable at December 31, 1999 is summarized as follows:

Range of Exercise Price	Shares	Weighted Average Exercise Price
$4.00 — 7.34	340,625	$5.96
7.35 — 9.34	268,125	8.01
9.35 — 2.00	159,375	11.86
12.01 — 20.00	294,500	17.44

Effective January 1, 1998, the Company implemented the Employee Stock Purchase Plan ("ESPP") approved by the Company's shareholders on June 3, 1997. The maximum number of shares reserved for purchase by employees under the ESPP is 525,000 shares. The ESPP is administered over consecutive quarterly offering periods commencing on the first trading day of January, April, July and October of each year. Under the ESPP eligible employees may purchase shares of common stock through payroll deductions up to an annual amount of shares having a market value of $25,000 at the date of grant. Shares are purchased on the last trading day of each offering period at 85% of the market price of the common stock at the beginning of the offering period or the end of the offering period, whichever is lower. Shares issuable to employees may be purchased in the open market or issued from treasury shares held by the Company. During 1999, 25,969 shares were issued under the ESPP at an average purchase price of $16.68 per share.

During 1995, the Financial Accounting Standards Board issued Financial Accounting Standard No. 123 ("FAS 123"), Accounting for Stock-Based Compensation. This pronouncement requires that the Company calculate the fair value of stock options and shares issued under employee stock purchase plans at the date of grant using an option pricing model. The Company has elected the "pro forma, disclosure only" option permitted under FAS 123, instead of recording a charge to operations. The following table reflects pro forma net income and net income per share had the Company elected to adopt the fair value approach of FAS 123:

	1999	1998
Net income		
As reported	$25,919,260	$19,579,150
Pro forma	23,963,915	18,658,341
Net income per share		
As reported — basic	$ 1.40	$ 1.15
As reported — diluted	1.35	1.09
Pro forma — basic	1.30	1.09
Pro forma — diluted	1.24	1.04

The weighted-average exercise price and the weighted-average grant date fair value of options granted whose exercise price equals, exceeds or is less than the market price of the stock at the date of grant is as follows:

	1999		1998	
Exercise Price	**Weighted Average Exercise Price**	**Weighted Average Fair Value**	**Weighted Average Exercise Price**	**Weighted Average Fair Value**
Equals	$ —	$ —	$13.43	$5.69
Exceeds	18.00	7.39	14.67	7.09
Less	14.29	11.23	19.70	8.41

The estimated fair value of each option was calculated using the modified American Black-Scholes economic option-pricing model. The following table summarizes the weighted-average of the assumptions used for stock options granted during 1999 and 1998:

	1999	1998
Risk-free interest rate	5.7%	5.4%
Expected years until exercise	3.5	3.2
Expected volatility	53.9%	55.7%
Dividend yield	—	—
Weighted average fair value per share	$7.60	$7.14

The weighted average fair values per share common stock purchased under the ESPP during 1999 and 1998 was $4.89 and $5.70 per share, respectively. The weighted average of the assumption used to calculate the fair value of the shares was as follows:

	1999	1998
Risk-free interest rate	4.9%	5.0%
Expected life	3 months	3 months
Expected volatility	53.9%	55.7%
Dividend yield	—	—

Other stock options and warrants

In connection with certain business transactions during 1996, the Company granted options and warrants as follows: (a) 273,000 shares of its common stock (at $8.33 per share) in the form of stock options, of which 27,000 were exercised during 1999, pursuant to a non-compete agreement related to a marketing commission restructuring; and (b) 252,000 shares of its common stock (at $10.67 per share) in the form of stock warrants pursuant to an acquisition. These options and warrants expire 3 to 5 years from the date of the respective agreements. The weighted average exercise price of these options or warrants granted during 1996 was $9.45. At December 31, 1999, all these options and warrants were exercisable.

The options related to the above transactions have been valued using the modified American Black-Scholes economic option-pricing model. The resultant valuation is reflected in the accompanying financial statements.

Treasury stock

On November 12, 1999, the Board of Directors authorized the Company to establish a repurchase program of up to 1,000,000 shares of the Company's common stock. Pursuant to this authorization, the Company began repurchasing on the open market or in negotiated transactions at prices deemed appropriate by the Company. Purchased shares are deposited in the Company's treasury and are to be used principally for its employee stock purchase and stock option plans and for general corporate purposes. As of December 31, 1999, the Company had repurchased 33,000 shares having an aggregate purchase price of $494,440. The Company terminated the repurchase program effective February 7, 2000.

14. 401(k) Savings Plan

In October 1996, the Company authorized the establishment of an employee 401(k) Savings Plan. The 401(k) Savings Plan, which became effective in 1997, is available to all of its employees subject to certain service requirements. The Company matches the first $1,000 of the employee's contribution and 50% thereafter. The Company's contribution vests after the employee has completed five years of service with the Company. For 1999 and 1998, the amounts of the Company's contribution were $580,000 and $445,000, respectively.

15. Regulatory Matters — Financial Services

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and

certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation. Upon the acquisition of the Bank, UP&UP became a unitary savings and loan holding company, subject to supervision and examination by the OTS of the U.S. Department of Treasury. As a unitary savings and loan holding company, UP&UP generally will not be restricted under existing laws as to the type of business activities in which it may engage, provided the bank continues to meet the standards as a qualified thrift lender. Nevertheless, the OTS will have enforcement authority over UP&UP and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank. In addition, legislation recently enacted by Congress provides that unitary thrift holding companies can only be acquired by financial holding companies, as defined in the legislation.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the OTS categorized the Bank "as well capitalized" under the regulatory framework for prompt corrective action. To be categorized "as well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 1999:						
Total Capital (to Risk Weighted Assets)	$2,183,000	15.18%	$1,150,000	8%	$1,438,000	10%
Tier I Capital (to Risk Weighted)	2,067,000	14.37%	575,000	4%	863,000	6%
Tier I Capital (to average Assets)	2,067,000	7.10%	1,165,000	4%	1,456,000	5%

16. Related Party Transactions

The Company utilizes, for corporate business purposes, the services of an aircraft owned by a corporation of Thomas L. Blair, Chairman and Chief Executive Officer of the Company. The amount expensed by the Company to this corporation in 1999 and 1998 was approximately $272,000 and $445,000, respectively.

Effective December 31, 1995, UP&UP entered into an agreement with America's Health Plan, Inc., an indirect wholly-owned subsidiary of Principal Mutual whereby specified payor clients of America's Health Plan, Inc. ("AHP") were transferred to UP&UP. As a result, Principal Mutual owned 50% of the Company's common stock. Effective September 1, 1997, UP&UP acquired the remaining operations of AHP. AHP develops and markets its proprietary health care provider network for access by payors of health care costs such as insurers, third-party administrators and unions. The name of America's Health Plan, Inc. was changed to UP&UP, Inc. immediately prior to the acquisition. In connection with the acquisition, the Company was granted the right to operate the health care provider network under the name America's Health Plan. Effective May 1999, Principal Mutual divested all but approximately 5% of its equity ownership in the Company.

During 1996, Principal Mutual became a payor client of the Company. Principal Mutual had been a payor client of AHP since 1992. Approximately $7,183,000 and $7,376,000 of the Company's provider network revenue for 1999 and 1998, respectively, was derived from its contract with Principal Mutual. At December 31, 1999 and 1998, approximately, $809,000 and $904,000, respectively, is due from Principal Mutual and is included in accounts receivable.

Principal Mutual has also administered the Company's 401(k) plan since 1997. Amounts paid to Principal Mutual in 1999 and 1998 for these insurance products and services approximated $199,000 and $159,000, respectively.

On October 8, 1999 the Company acquired from Thomas L. Blair an option to acquire approximately 4,330,000 shares of HealthExtras, Inc. common stock for $5,000,000. The exercise price of the option is $.92 per share. The option expires if not exercised on or about October 2003.

The Company performs certain administrative services for HealthExtras, Inc. ("HealthExtras"), an entity formed by Principal Mutual and Thomas L. Blair, that markets such products as catastrophic and supplemental health benefits. During 1999 and 1998, HealthExtras reimbursed the Company approximately $3.2 million and $839,000, respectively, for staffing and other costs incurred by the Company, in the performance of services, on behalf of HealthExtras. The Company has also entered into a royalty arrangement with HealthExtras effective January 1, 1999. The royalty arrangement provides the Company with a per member/per month ("PMPM") royalty fee. The royalty fee initially starts at $1.00 PMPM in year one and increases to $1.50 PMPM in year four. The royalty fee is based upon the tenure of each member participating in the HealthExtras program. During 1999 the Company received a royalty fee in the amount of $400,000. The royalty

arrangement was entered into in exchange for the Company granting HealthExtras' members access to its national network of health care providers over a four-year period. It is likely that HealthExtras' future product development will integrate the use of the provider network.

17. Lease Commitments

The Company leases office space under non-cancelable operating leases. The agreements provide for annual escalations and for the payment by the Company of a proportionate share of the increase in the costs of operating the building. For financial reporting purposes, the Company recognizes rent expense on a straight-line basis over the term of the lease. The Company has also entered into various operating lease agreements for office equipment. Rent expense under the Company's non-cancelable operating leases aggregated $1,821,292 and $1,496,000 in 1999 and 1998, respectively.

The Company has entered into an eleven year office space lease commencing approximately April 1, 2000 that will consolidate its two Maryland office locations. The Company expects to terminate its existing lease agreements with minimal expense (no more than 90 days of lease expense) costs. Future minimum lease payments under non-cancelable operating leases are as follows:

	Operating Leases
2000	$ 3,103,556
2001	3,087,106
2002	2,787,911
2003	2,694,505
2004	2,300,086
Thereafter	15,730,239
	$29,703,403

18. Commitments and Contingencies

Effective April 1, 1997, the Company entered into a five-year employment agreement with its President and Chief Operating Officer. The agreement provides for, among other things, options to purchase 1,125,000 shares of the Company's common stock that will vest over an eight-year period (with acceleration provision based on performance) and a retirement benefit (approximately $1 million) in the form of vested trust arrangements that is earned over a five- year period. A portion of the stock options have an exercise price which is lower than the market price of the Company's common stock at the date of grant ("in the money"). The compensation element of these "in the money" options, net of the related tax effect, has been recorded as deferred compensation and is being amortized as compensation expense over a period of eight years. The unamortized portion of the deferred compensation at December 31, 1999 and 1998 is included in shareholders' equity. In December 1997, the Company accelerated the vesting on 750,000 stock options which had an exercise price at the date of grant equal to or above the market price. This employment agreement was extended for an additional five-year period effective January 1, 1999.

The Company offers its contracting providers an advance (prepayment) option based on the percentage of claims volume for the preceding year. The advance (prepayment) option may be requested at the execution of a contract between the Company and contracting provider, or at the anniversary date.

On April 26, 1996, First Health Group Corporation (formerly known as HealthCare COMPARE), a Delaware corporation and competitor of the Company, filed a civil complaint against the Company in the United States District Court for the Northern District of Illinois. The complaint, in its present amended form, seeks permanent injunctive relief, an unspecified amount of damages and treble damages based on alleged violations of the Lanham Act, 15 U.S.C. (S)(S) 1125(a)(i)(A) and (a)(1)(B), as well as common law claims of deceptive trade practices, fraud, interference with contract, interference with prospective economic relations and unfair competition. First Health contends that representatives of the Company made false and misleading statements during contract negotiations with health care providers in order to cause them to join the Company's provider network. The Company denies the allegations in the complaint and believes them to be without merit. The Company has asserted counterclaims against First Health for violations of the Lanham Act, as well as state law claims for unfair competition and commercial disparagement. In its court filings and discovery responses, First Health asserts that it has suffered damages in the range of $28.8 million to $37 million due primarily to its loss of a single contract. First Health later attempted to significantly expand its damages claim, but in an Order dated July 9, 1999, the Court struck all of those new damages claims with the exception of one minor claim with a purported value of approximately $31,500. Discovery in the action is completed and the Company has filed motions for summary judgment arguing that: (a) First Health's evidence is insufficient as a matter of law to establish liability for false advertising; and basis that First Health cannot demonstrate that it lost the contract due to any actions by UP&UP. First Health filed a (b) it is entitled to judgment on the claim of damages related to the loss of a payor contract on the cross-motion for summary judgment arguing that liability should be presumed against UP&UP relative to the false advertising claims. The motions are currently under consideration by the court and a written ruling is expected in the second quarter of 2000. No trial date has been scheduled by the court as of this date. Based upon the available information, management believes that its potential liability, if any, arising from the litigation will not be material to the consolidated financial statements of the Company.

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to

extend credit and standby letters of credit. As of December 31, 1999, the Bank had undisbursed loan commitments other than construction loans in process, stand-by letters of credit and commitments under lines of credit as follows:

Undisbursed loan commitments	$411,000
Stand-by letters of credit	—
Commitments under lines of credit	137,373
	$548,373

The Company is also a party to other legal actions arising in the ordinary course of business. Management believes that damages arising from these actions, if any, will not be material to the consolidated financial statements of the Company.

19. Earnings Per Share

A reconciliation of the numerators and denominators of the basic earnings per share computations for the years ended December 31, 1999 and 1998 to the numerators and denominators of the diluted earnings per share computations for the respective periods follows:

	1999			1998		
	Net Income	Shares	Per Share	Net Income	Shares	Per Share
Basic	$25,919,260	18,491,473	$1.40	$19,579,150	17,064,954	$1.15
Effect of Dilutive Options and Warrants	—	761,383	(0.05)	—	916,491	(0.06)
Diluted	$25,919,260	19,252,856	$1.35	$19,579,150	17,981,445	$1.09

All outstanding options and warrants were included in the computation of diluted earnings per share in 1999.

Stock options to purchase 4,500 shares of common stock at an exercise price of $21.59 per share were outstanding during 1998, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average market price of the common shares and, therefore, were antidilutive. These stock options expire in April 2008.

Stock options to purchase 461,250 shares of common stock at a weighted average exercise price of $11.85 per share and warrants to purchase 477,000 shares of common stock at $10.67 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the exercise prices of the stock options and warrants were greater than the average market price of the common shares and, therefore, were antidilutive. These stock options and warrants have expiration dates ranging from October 1999 to March 2009.

20. Selected Quarterly Financial Data (Unaudited)

	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 31	Quarter Ended December 31
1999				
Revenue	$23,722	$27,154	$28,235	$29,546
Operating profit	9,380	10,630	10,845	11,414
Net income	5,599	6,506	6,679	7,135
Net income per share basic	0.32	0.35	0.35	0.37
Net income per share — diluted	0.31	0.34	0.34	0.36
1998				
Revenue	$18,598	$19,097	$19,516	$21,238
Operating profit	7,558	8,168	8,954	9,044
Net income	4,396	4,812	5,037	5,334
Net income per share basic	0.26	0.28	0.29	0.31
Net income per share — diluted	0.25	0.27	0.28	0.30

21. Subsequent Events

On February 4, 2000, the Company entered into a Merger Agreement with BCE Emergis, Inc. of Canada. The merger is subject to shareholder approval and certain other regulatory approvals. A Special Meeting of the shareholders of UP&UP is expected to be held in March 2000. If the merger is approved, shareholders of UP&UP will receive $27.00 cash for each share of common stock owned.

22. Reconciliation to generally accepted accounting principles in Canada

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America, which differs in certain respects from Canadian GAAP.

Under U.S. GAAP, certain long-term investments have been classified as available for sale securities and are reflected in total assets at their fair value. Under Canadian GAAP, such investments would be carried at cost. Accordingly, under Canadian GAAP, other assets would increase by $52,000 and investment securities, deferred income taxes and shareholders' equity (accumulated other comprehensive income) would be reduced by $17,900,000, $7,1000,000 and $10,748,000, respectively at December 31, 1999.

CERTIFICATE OF THE CORPORATION

Dated: November 8, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or market price of the securities to be distributed.

(Signed) W. BRIAN EDWARDS
Vice-Chairman and Chief Executive Officer

(Signed) NELSON GENTILETTI
Chief Financial Officer

On behalf of the Board of Directors

(Signed) JEAN C. MONTY
Chairman of the Board

(Signed) PIERRE DUCROS
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November 8, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) LINDA BOULANGER

CIBC WORLD MARKETS INC.

By: (Signed) ERIC MORISSET

NATIONAL BANK FINANCIAL INC.

By: (Signed) BRIAN CAMPBELL

TD SECURITIES INC.

By: (Signed) PETER GROSSKOPF

SCOTIA CAPITAL INC.

By: (Signed) CAMILLO DI PRATA

BMO NESBITT BURNS INC.

By: (Signed) LUIGI FRAQUELLI

RAYMOND JAMES LTD.

By: (Signed) JOHN CUSHMAN

YORKTON SECURITIES INC.

By: (Signed) MITCHELL L. GREENSPOON

THOMSON KERNAGHAN & CO. LIMITED

By: (Signed) JAMES LORIMER


RECEIVED
JAN 17 2002



BCE Emergis

News Room

Wednesday, November 14th, 2001

Press Releases 2001

BCE Emergis eHealth Solutions Group President Named To Premiere Health Insurance Association Board

Faye Baggiano Joins Health Insurance Association of America Board of Directors

Rockville, MD, November 13, 2001- BCE Emergis Inc. (TSE: IFM), a leading provider of e-commerce services and exchanges, today announced that Dr. Faye S. Baggiano, president of its eHealth Solutions Group, has been named to the board of directors of the Health Insurance Association of America (HIAA), the nation's most prominent trade association representing the private health care system.

Baggiano, with 20 years of executive health care experience in the public and private sectors, was elected to the 29-member board at the Association's annual forum November 3-7 in Orlando. Her initial three-year term will begin January 1, 2002.

"Dr. Baggiano brings a wealth of industry knowledge and experience to our board initiatives, including her expertise in federal, state and local health policy legislation and regulation," said J. Grover Thomas Jr., chairman of HIAA's board and president and CEO of Trustmark Insurance Company. "Her extensive background in the electronic delivery of health industry solutions with large, international enterprises has resulted in valuable industry contacts throughout the government, as well as associations, academia and private industry. As president of BCE Emergis, eHealth Solutions Group, she adds the perspective of a rapidly growing and innovative corporation."

"The next few years are going to produce dramatic changes in our industry, and HIAA is leading the charge for insurance providers," Baggiano said. "It's an honor to serve on this prestigious board which will play a critical role in shaping tomorrow's health care delivery and policy environment."

Baggiano will join representatives from other well-known health insurance firms, such as Fortis, CIGNA Corporation and Mutual of Omaha in helping to shape the policy on critical health care issues.

The **Health Insurance Association of America (HIAA)** is the nation's most prominent trade association representing the private health care system. Its nearly 300 members provide health, long-term care, dental, disability, and supplemental coverage to more than 123 million Americans. It is the nation's premier provider of self-study courses on health insurance and managed care.

BCE Emergis is a premiere B2B e-commerce infrastructure provider focused on market leadership in the transaction-intensive e-health and financial services sectors. It offers its customers increasing value by simplifying administrative processes, decreasing costs and delivery times and providing

better customer service. Its scalable solutions electronically transform business processes, such as health insurance claims processing. Through its eHealth Solutions Group, BCE Emergis is leveraging its experience and strengths in the health insurance industry to solidify its leadership position and broaden its scope of technology solutions and health care cost management services to health care delivery organizations. BCE Emergis shares (TSE:IFM) are included in the Toronto Stock Exchange 100 composite index.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com